FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho	Haris Tajyar
Vice President, Corporate Development	Managing Partner
Ph: 011-852-2170-0001	Ph: 818-382-9702
betty@ljintl.com	htajyar@irintl.com

FOR IMMEDIATE RELEASE
AUGUST 11, 2005
LJ INTERNATIONAL ANNOUNCES RECORD SECOND
QUARTER AND FIRST HALF REVENUES
Company Expects continued Third-Quarter Growth
and Expansion into China Continues
HONG KONG and LOS ANGELES, August 11, 2005 — LJ International, Inc. (LJI) (Nasdaq/NMS: JADE), one of the fastest-growing jewelry companies in the world, today reported record financial and operational results for the second quarter and six-month period ending June 30, 2005. Highlights of the report include:
•	Company exceeds second quarter revenue guidance by $1 million to a record $19 million.

•	Year-over-year revenue gains are 17% for the second quarter and 19% for the first half to a record $36.5 million.

•	Net income, before ENZO start-up expenses, increases 27% for the second quarter, 38% for the first half. Including expenses, Company achieves net income of $303,000, or $0.02 per fully dilute share, in-line with guidance.

•	Company projects higher revenues and earnings in the third quarter — $23 - $24 million in revenue, EPS of $0.09 - $0.10 per fully diluted share.
LJI’s revenues in the second quarter, ending June 30, 2005, totaled a record $19.07 million, up over 17% from $16.26 million in the second quarter of 2004. This represented more than $1 million above the earlier forecast range of $17.5 million to $18 million. The Company attributed the rise to higher-than-expected demand from existing customers.
Net Income Up Sharply Before Retail Rollout Expenses
Net income in the second quarter of 2005, excluding expected start-up expenses of approximately $300,000 for the ENZO Division, was $603,000, or $0.04 per fully diluted share. This represented an increase of 27% from net income of $474,000, or $0.04 per fully diluted share, from the second quarter of 2004, which did not include any ENZO-related expenses. The second quarter 2005 EPS was negatively impacted as a result of the issuance of additional shares from a private placement.

Including the start-up expenses from the ENZO Division, net income for the second quarter of 2005 was $303,000, or $0.02 per fully diluted share, compared to $0.04 per fully diluted share in the second quarter of 2004 and in-line with the Company’s previously announced guidance
Gross profit in the second quarter rose to $4.62 million, or approximately 24% of sales, up nearly 20% from $3.87 million, or approximately 24% of sales a year earlier. Along with the slight widening of margins year over year, gross margins have been rising sharply on a sequential basis, from 21% in the first quarter of 2005 and 17% from the fourth quarter of 2004. The Company indicated that this is was due to a different product mix and expects gross margins to stabilize between 20-22% for the full-year. However, the Company expects gross margins to improve significantly over time as sales from its higher margin ENZO retail stores begin to represent a higher percentage of total revenues. The Company noted that a typical ENZO store is expected to achieve gross margins of at least 50%.
For the six months ending June 30, 2005, revenues reached a record $36.51 million, an increase of nearly 19% over revenues of $30.76 million in the first half of 2004. First-half net income, excluding approximately $600,000 in expected start-up expenses for the ENZO Division, was $1,152,000, up 38% from $829,000 in the first half of 2004. Including these start-up expenses, first half net income was $552,000, or $0.04 per fully diluted share compared to $0.07 per fully diluted share in the first half of 2004.
Company Trends Indicate Growth Across All Segments
“Our record results for the latest quarter clearly indicate that our core business is continuing to grow at a very healthy rate,” said Yu Chuan Yih, Chairman and Chief Executive Officer. “Although the expenses relating to the opening of our ENZO retail stores in China will have an impact on our earnings in the short-term, the higher-margin sales from ENZO will begin to have a positive effect on our gross margins once it begins to gain momentum. It also should be noted that this expansion is being financed internally, primarily from the cash flow of the ENZO stores themselves. In short, LJ International is expected to continue to exceed all of our financial expectations as measured by revenues, margins, earnings and cash flow return on invested capital in the foreseeable future. As these trends continue, we expect our number one objective will be met: enhancement of shareholder value,” continued Mr. Yih.
Company Continues to Strengthen Balance Sheet
LJI is continuing to strengthen its balance sheet as reflected by its strong cash position, positive financial ratios and nearly zero debt. Cash and cash equivalents totaled $7.73 million, or approximately $0.57 per fully diluted share as of June 30, 2005. The Company remained nearly free of long-term debt, with non-current payables totaling only $61,000. Net working capital totaled $27.4 million, up 16% since the end of 2004. The Company noted that its strengthening balance sheet coupled with the cash flow generated from its growing ENZO Division should provide it with the necessary financial flexibility to continue to execute on its China retail expansion plan without having to tap into the capital markets in the near future.
Second Quarter Experiences Significant Retail Expansion
During the second quarter, LJI opened four ENZO stores — two in Beijing, one in Shanghai and one in Harbin — bringing the total ENZO stores opened to date to seven at the end of the second quarter. Since then, it has announced that it will open its largest ENZO store yet by the end of

2005. This is an 8,000-square-foot site in the Fisherman’s Wharf development in Macau, one of the world’s most popular destinations for gaming and tourism. In all, LJI expects to have 12 ENZO stores open by the end of 2005.
In another significant development during the second quarter, LJI booked a record volume of orders, approximately $20 million, at the annual JCK jewelry show held in Las Vegas during June. This was 20% above its orders booked at JCK in 2004 and 33% over its volume at the 2003 show. It expects the revenues from these orders to be reflected in results for the third and fourth quarters of 2005.
Mr. Yih continued, “Our investments made into China years ago in anticipation of the country being accepted into the World Trade Organization (WTO) are finally beginning to bear fruit. As a result of us moving in a more aggressive, yet systematic, manner than our global competitors, we have benefited from having a first-mover advantage into China’s lucrative jewelry retailing industry. We truly are becoming one of the only vertically integrated jewelry companies in the world considering we mine our own stones, manufacture them out of our cost-effective factories in China and distribute them directly to the end consumer through our ENZO retail stores. This unique model is enabling us to post 50% gross margins on our ENZO stores, which could represent the highest margins any major jewelry retailer has ever experienced,” concluded Mr. Yih.
Third Quarter Guidance Points to Continued Growth
For the third quarter ended September 30, 2005, LJI is projecting revenues between $23 million to $24 million, with EPS in a range of $0.09 to $0.10 per fully diluted share. This would represent be a year-over-year revenue increase of 6% to 11% over the third quarter of 2004, with EPS on a fully diluted basis equal to or above the $0.09 reported in the year-ago quarter. On a sequential basis, third quarter 2005 revenues are expected to be 21% to 26% above the second quarter 2005 revenues, with EPS on a fully diluted basis up between 350% to 400%. These EPS figures include start-up costs for future ENZO store openings that are expected to occur during the third quarter.
Conference Call Information
The Company will conduct a conference call today, August 11, 2005 at 11:00 am EST to discuss today’s financial results and for a Q&A session. The call will be hosted by Betty Ho, Vice President of Corporate Development. The conference call is accessible live via phone by dialing 888-338-6461, or 973-935-8509 for international callers, and asking for the LJ International call. Please call at least 10 minutes prior to the start time, or hear the call live over the Internet by logging on to the Company’s Website at http://www.ljintl.com .
If you would like to be added to LJI’s investor email lists please contact Haris Tajyar with Investor Relations International at htajyar@irintl.com.

About LJ International
LJ International, Inc. (LJI) is a publicly-owned company, based in Hong Kong and the U.S., engaged in designing, branding, marketing and distributing a full range of jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through its ENZO stores and e-shopping sites. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets. It trades on the Nasdaq National Market under the symbol JADE.
For more information on LJI, go to its Web Site at http://www.ljintl.com .
Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.

LJ INTERNATIONAL INC
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three months ended		Six months ended
	June 30		June 30
	2005	2004	2005	2004
	US$	US$	US$	US$
Operating revenue	19,074	16,259	36,513	30,756
Costs of goods sold	(14,454)	(12,392)	(28,243)	(23,453)

Gross profit	4,620	3,867	8,270	7,303

Selling, general and administrative expenses	(3,936)	(3,170)	(7,555)	(6,034)

Operating income	684	697	715	1,269

Other revenue and expense
Other revenues	72	36	108	68
Share of results of investment securities	—	4	215	(62)
Impairment loss on goodwill	—	—	(1,493)	—
Interest expenses	(402)	(203)	(726)	(385)

Income (Loss) before income taxes, minority interest and extraordinary gain	354	534	(1,181)	890
Income taxes	(48)	(60)	(150)	(61)

Income (Loss) before minority interest and extraordinary gain	306	474	(1,331)	829
Minority interest	(3)	—	(3)	—

Income (Loss) before extraordinary gain	303	474	(1,334)	829
Extraordinary gain in negative goodwill	—	—	1,886	—

Net income	303	474	552	829

Earnings per share:
Basic	0.02	0.04	0.04	0.08

Diluted	0.02	0.04	0.04	0.07

Weighted average number of shares used in calculating diluted earnings per share	13,463,017	11,906,139	13,599,965	11,905,463

LJ INTERNATIONAL INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE DATA)

	As of	As of
	June 30	December 31
	2005	2004
	(Unaudited)
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	2,156	3,228
Restricted cash	5,578	6,393
Investment in capital guaranteed fund	2,370	—
Trade receivables, net of allowance for doubtful accounts (US$284 as of June 30,2005 and December 31, 2004)	13,405	15,653
Inventories	46,647	36,629
Prepayments and other current assets	1,580	2,539

Total current assets	71,736	64,442
Properties held for lease, net	1,424	1,452
Property, plant and equipment, net	5,692	4,673
Due from related parties	491	491
Goodwill, net	1,521	1,521
Investment securities, net	—	1,792

Total assets	80,864	74,371

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Bank overdrafts	3,352	607
Notes payable, current portion	2,674	2,487
Capitalized lease obligation, current portion	22	19
Letters of credit, gold and other loans	24,603	21,911
Embedded derivative	1,442	1,462
Trade payables	9,036	9,553
Accrued expenses and other payables	2,934	4,631
Income taxes payable	152	68
Deferred taxation	87	87

Total current liabilities	44,302	40,825
Other payables, non-current	61	58

Total liabilities	44,363	40,883

Minority interest	112	—
Stockholders’ equity
Common stocks, par value US$0.01 each,
Authorized — 100 million shares,
Issued —
13,122,658 shares as of June 30, 2005; 12,304,658 shares as of December 31, 2004
December 31, 2004	131	123
Additional paid-in capital	26,281	23,382
Accumulated other comprehensive loss	(277)	(151)
Unearned compensation	(469)	(37)
Retained earnings	10,723	10,171

Total stockholders’ equity	36,389	33,488

Total liabilities and stockholders’ equity	80,864	74,371